UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1

Nanosphere, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63009F204

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) LSAF Holdings LLC I.R.S. #35-2458918

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (1)

12.	Type of Reporting Person OO

(1)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the Securities and Exchange Commission (“SEC”) on February 24, 2016.

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Perella Weinberg Partners Asset Based Value Master Fund II L.P. I.R.S. #98-0572025

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (2)

12.	Type of Reporting Person PN

(2)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016.

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Perella Weinberg Partners Asset Based Value GP L.P. I.R.S. #98-0571994

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (3)

12.	Type of Reporting Person PN

(3)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016.

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Perella Weinberg Partners Asset Based Value GP LLC I.R.S. #26-2159850

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (4)

12.	Type of Reporting Person OO

(4)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016.

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Perella Weinberg Partners Capital Management LP I.R.S. #20-8547180

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (5)

12.	Type of Reporting Person IA

(5)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016.

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) NSPH Funding LLC I.R.S. #47-3824343

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (6)

12.	Type of Reporting Person OO

(6)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016.

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) LSAF Funding LLC I.R.S. #80-0969719

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (7)

12.	Type of Reporting Person OO

(7)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016.

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Life Sciences Alternative Funding Holdings LLC I.R.S. #35-2458972

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (8)

12.	Type of Reporting Person OO

(8)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016.

CUSIP No. 63009F204		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) David Schiff

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (9)

12.	Type of Reporting Person IN

(9)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock and would be entitled to receive 900,000 shares of the issuer’s common stock if the warrants were exercised in full, which would constitute approximately 6.9% of the issuer’s then outstanding common stock following the issuance of 900,000 additional shares of the issuer’s common stock in respect of the fully-exercised warrants.  The percentage calculation assumes that there are currently 12,170,248 outstanding shares of the issuer’s common stock, based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016.

Explanatory Note

This Amendment No. 1 to the Schedule 13G originally filed on February 16, 2016 is being filed to correct the percentage ownership of the Reporting Persons based on the issuer’s Form S-3 as filed with the SEC on February 24, 2016 and to add an additional Reporting Person, Mr. David Schiff.

Item 1.
	(a)	Name of Issuer Nanosphere, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4088 Commercial Avenue Northbrook, IL 60062

Item 2.
(a)

Name of Person Filing
NSPH Funding LLC is the record holder of a warrant to purchase shares of the issuer’s common stock. LSAF Funding LLC is the sole member of NSPH Funding LLC. Life Sciences Alternative Funding Holdings LLC is the sole member of LSAF Funding LLC. LSAF Holdings LLC is the controlling equity owner of Life Sciences Alternative Funding Holdings LLC. LSAF Holdings LLC is managed by its managing member, Perella Weinberg Partners Asset Based Value Master Fund II L.P. Perella Weinberg Partners Asset Based Value GP L.P. is the general partner of Perella Weinberg Partners Asset Based Value Master Fund II L.P. Perella Weinberg Partners Asset Based Value GP LLC is the general partner of Perella Weinberg Partners Asset Based Value GP L.P. Perella Weinberg Partners Capital Management LP is the Managing Member of Perella Weinberg Partners Asset Based Value GP LLC. David Schiff holds voting and investment control over the shares of the issuer’s common stock issuable upon exercise of the warrant, and investment control over the warrant.

(b)

Address of the Principal Office or, if none, Residence
The address of the Principal Office of NSPH Funding LLC is 50 Main Street, Suite 1000, White Plains, NY 10606.  The address of the Principal Office of each of the other reporting persons is 767 Fifth Avenue, New York, NY 10153.

(c)

Citizenship
The jurisdiction of formation of each of NSPH Funding LLC, LSAF Funding LLC, Life Sciences Alternative Funding Holdings LLC, LSAF Holdings LLC, Perella Weinberg Partners Asset Based Value GP L.P., Perella Weinberg Partners Asset Based Value GP LLC and Perella Weinberg Partners Capital Management LP is the State of Delaware.  The jurisdiction of formation of Perella Weinberg Partners Asset Based Value Master Fund II L.P. is the Cayman Islands. Mr. Schiff is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 63009F204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

☐   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 2, 2016

LSAF HOLDINGS LLC

By:	PERELLA WEINBERG PARTNERS
ASSET BASED VALUE MASTER FUND II L.P.
Title: Managing Member

By:	PERELLA WEINBERG PARTNERS
ASSET BASED VALUE GP L.P.
Title: General Partner

By:	PERELLA WEINBERG PARTNERS
ASSET BASED VALUE GP LLC
Title: General Partner

By:	PERELLA WEINBERG PARTNERS
CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

PERELLA WEINBERG PARTNERS ASSET
BASED VALUE MASTER FUND II L.P.

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP L.P.
Title: General Partner

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP LLC
Title: General Partner

By:	PERELLA WEINBERG PARTNERS
CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP L.P.

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP LLC
Title: General Partner

By:	PERELLA WEINBERG PARTNERS
CAPITAL MANAGEMENT LP

Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP LLC

By:	PERELLA WEINBERG PARTNERS
CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL
MANAGEMENT LP

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

NSPH FUNDING LLC

By:	LSAF FUNDING LLC
Title: Managing Member

By:	LIFE SCIENCES ALTERNATIVE
FUNDING HOLDINGS LLC
Title: Managing Member

By:	LSAF HOLDINGS LLC
Title: Managing Member

By:	PERELLA WEINBERG PARTNERS
ASSET BASED VALUE MASTER FUND II L.P.
Title: Managing Member

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP L.P.
Title: General Partner

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP LLC
Title: General Partner

By:	PERELLA WEINBERG PARTNERS
CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

LSAF FUNDING LLC

By:	LIFE SCIENCES ALTERNATIVE
FUNDING HOLDINGS LLC
Title: Managing Member

By:	LSAF HOLDINGS LLC
Title: Managing Member

By:	PERELLA WEINBERG PARTNERS
ASSET BASED VALUE MASTER FUND II L.P.
Title: Managing Member

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP L.P.
Title: General Partner

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP LLC
Title: General Partner

By:	PERELLA WEINBERG PARTNERS
CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

LIFE SCIENCES ALTERNATIVE FUNDING
HOLDINGS LLC

By:	LSAF HOLDINGS LLC
Title: Managing Member

By:	PERELLA WEINBERG PARTNERS
ASSET BASED VALUE MASTER FUND II L.P.
Title: Managing Member

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP L.P.
Title: General Partner

By:	PERELLA WEINBERG PARTNERS ASSET
BASED VALUE GP LLC
Title: General Partner

By:	PERELLA WEINBERG PARTNERS
CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

/s/ DAVID SCHIFF
Name: David Schiff